Exhibit 3.8

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION OF

GOLDEN RIVER RESOURCES CORPORATION

(Under section 242 of the General Corporation Law)

Golden River Resources Corporation, a corporation organized and existing under the General Corporations Law of the State of Delaware (the "Corporation"), does hereby certify that:

FIRST:                   The name of the Corporation is Golden River Resources Corporation.

SECOND:             The Certificate of Incorporation is hereby amended by striking out Article “VIII” thereof and by substituting in lieu of said Article the following provisions:

“VIII.  The corporation shall be authorized to issue a total of four hundred million (400,000,000) shares of Common Stock, par value $.0001 per share."

Upon the effectiveness (the "Effective Date") of the certificate of amendment to the certificate of incorporation containing this sentence, each 10 shares of the Common Stock issued and outstanding as of the date and time immediately preceding the date on which the certificate of amendment is filed (the "Split Effective Date"), shall be automatically changed and reclassified, as of the Split Effective Date and without further action, into one (1) fully paid and nonassessable share of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the Split Effective Date who would otherwise be entitled to a fraction of a share shall have the number of new shares to which they are entitled rounded to the nearest whole number of shares.

THIRD:                  The Amendment to the Certificate of Incorporation herein certified has been duly adopted in accordance with the provision of Section 228 and 242 of the General Corporations Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 3rd day of September, 2010.

/s/ Peter J. Lee
Peter J. Lee
Director and Secretary